UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Theravance Biopharma, Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G8807B106
(CUSIP Number)

March 18, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8807B106
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ODRE 2005 SL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,108,318
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,108,318
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,108,318
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12		TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G8807B106
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS LUIS GÓMEZ LAGUNA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,108,318
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,108,318
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,108,318
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12		TYPE OF REPORTING PERSON (see instructions) IN

Item 1(a).	Name of Issuer:

Theravance Biopharma, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed jointly by:

(1) ODRE 2005 SL

(2) Luis Gómez Laguna

The agreement between the reporting persons relating to the joint filing of this Schedule 13G is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Pineta, 18B, Polígono Valdeconsejo, Nave 5, CP50410, Cuarte de Huerva (Zaragoza), Spain

Item 2(c).	Citizenship:

ODRE 2005 SL is sociedad limitada organized under the laws of Spain. Mr. Gómez Laguna is a citizen of Spain.

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number: G8807B106

Item 3.	Not applicable

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		4,108,318

	(b)	Percent of Class:		5.5%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:	0
		(ii)	shared power to vote or to direct the vote:	4,108,318
		(iii)	sole power to dispose or to direct the disposition of:	0
		(iv)	shared power to dispose or to direct the disposition of:	4,108,318

ODRE 2005 SL directly holds 4,108,318 of the issuer's ordinary shares. As the sole shareholder of ODRE 2005 SL, Mr. Gómez Laguna may be deemed the beneficial owner of the shares held by ODRE 2005 SL.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits:1	Joint Filing Agreement, dated as of April 21, 2022, by and between ODRE 2005 SL and Luis Gómez Laguna

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2022

ODRE 2005 SL

By:	/s/ Luis Gómez Laguna
Name: Luis Gómez Laguna
Title: Director

/s/ Luis Gómez Laguna
LUIS GÓMEZ LAGUNA

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

Dated: April 21, 2022

ODRE 2005 SL

By:	/s/ Luis Gómez Laguna
Name: Luis Gómez Laguna
Title: Director

/s/ Luis Gómez Laguna
LUIS GÓMEZ LAGUNA